FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                               September 23, 2004


                               BRITISH ENERGY PLC
                               (Registrant's name)


                               3 Redwood Crescent
                                    Peel Park
                              East Kilbride G74 5PR
                                    Scotland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit       Description

No. 1         RNS Announcement, re: Output Statement dated 23 September 2004





23 SEPTEMBER 2004


BRITISH ENERGY plc - OUTPUT STATEMENT

A summary of net output from all of British Energy's power stations in August is given in the table below, together with comparative data for the previous financial year:-


                                        2003/04                                  2004/05
                              August            Year to Date     August                 Year to Date
                        Output      Load      Output     Load     Output     Load     Output     Load
                         (TWh)   Factor (%)   (TWh)     Factor     (TWh)    Factor     (TWh)    Factor
                                                          (%)                 (%)                 (%)
UK Nuclear               5.37        75       27.55       78       4.39       62       24.19      69

UK Other                 0.41        28        1.88       26       0.55       38       2.52       35



Planned Outages

-  A statutory outage on one unit at Torness was completed.

-  Off load refuelling was carried out on one unit at Dungeness B.

- Low load refuelling was carried out on both units at Hinkley Point B and on one unit each at Hunterston B and Torness.

- One generating unit at Hunterston B was shut down on 15 August to carry out planned work on the feed system.


Boilers

- One unit at Heysham 1 and one unit at Hartlepool remain shut down pending work to demonstrate the integrity of certain boilers.


Output Forecast

- The expected annual nuclear output for the year-ending 31 March 2005 will be given in the Listing Particulars which the Company is expecting to publish pursuant to the Agreed Restructuring.



Contact:

Andrew Dowler             020 7831 3113        (Media Enquiries)
John Searles              01355 262202         (Investor Relations)


Find this News Release on our web-site: www.british-energy.com





                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date: September 23, 2004                   BRITISH ENERGY PLC

                                           By:____John Searles____

                                           Name:  John Searles
                                           Title: Director - Investor Relations